FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated August 1, 2019

Item 1

ICICI Bank Limited L65190GJ1994PLC021012 ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release

ICICI Bank Limited (NYSE: IBN) filed its annual report in Form 20-F for the year ended March 31, 2019 (FY2019) on July 31, 2019, as required by United States securities regulations. The Form 20-F annual report includes the Bank’s consolidated financial statements under Indian GAAP and a reconciliation of consolidated profit after tax and net worth under Indian GAAP to net income and stockholders’ equity under U.S. GAAP, approved by the Audit Committee of the Board.

The net income for FY2019 under U.S. GAAP was Rs. 9,495 crore (US$ 1,373 million) as compared to consolidated profit after tax under Indian GAAP of Rs. 4,254 crore (US$ 615 million). The significant difference between net income under U.S. GAAP and Indian GAAP was primarily due to difference in allowance for loan losses and accounting for loans where the Bank had invoked/implemented strategic debt restructuring (SDR).

Under U.S. GAAP, the allowance for loan losses in the income statement was lower by Rs. 6,504 crore (US$ 940 million) in FY2019 as compared to Indian GAAP. The differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP result in timing differences in the recognition of allowance for loan losses. Under U.S. GAAP, the provision on impaired loans in FY2019 was lower than the provision under Indian GAAP, as the Bank had made higher provision on impaired loans under U.S. GAAP as compared to Indian GAAP in earlier years. Further, for a few cases, the provision requirement under U.S. GAAP was lower than Indian GAAP due to differences in methodology where the provision on non-performing loans under Indian GAAP is primarily based on the number of days a loan is past-due, whereas under U.S. GAAP, the provision is primarily based on assessment of recovery from impaired loans. There was a gain of Rs. 1,382 crore (US$ 200 million) under U.S. GAAP in FY2019 on fair value accounting of loans where the Bank had invoked/implemented SDR. In FY2019, the income tax expense was higher by Rs. 3,496 crore (US$ 505 million) under U.S. GAAP as compared to Indian GAAP primarily due to income tax impact of accounting for other differences between U.S. GAAP and Indian GAAP.

ICICI Bank Limited L65190GJ1994PLC021012 ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Stockholders’ equity as per U.S. GAAP was Rs. 131,530 crore (US$ 19.0 billion) at March 31, 2019 compared to the consolidated net worth as per Indian GAAP of Rs. 114,253 crore (US$ 16.5 billion).

Pursuant to its issuance and listing of securities in the United States under registration statements filed with the Securities and Exchange Commission, ICICI Bank files annual report in Form 20-F with the SEC as required by U.S. securities laws and regulations. ICICI Bank in its annual report in Form 20-F includes consolidated financial statements under Indian GAAP, with a reconciliation of profit after tax and net worth under Indian GAAP to net income and stockholders' equity under U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

It may be noted that there are significant differences in the basis of accounting between U.S. GAAP and Indian GAAP primarily relating to allowance for loan losses, business combinations, consolidation, valuation of securities and derivatives, amortization of fees and costs, compensation costs, securitization, income taxes and fixed assets.

Copies of the Form 20-F are available from the United States Securities and Exchange Commission (SEC) website www.sec.gov or via a direct link to the SEC website at "About Us/Investor Relations/SEC Filings" page of ICICI Bank's website:

(https://www.sec.gov/Archives/edgar/data/1103838/000095010319010072/dp109139_20f.htm)

Shareholders may obtain a copy of the complete audited financial statements free of charge by writing to Company Secretary, ICICI Bank Limited, ICICI Bank Towers, Bandra Kurla Complex, Mumbai 400051 or sending an e-mail to companysecretary@icicibank.com, with details of their shareholding and mailing address.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or e-mail at corporate.communications@icicibank.com.

ICICI Bank Limited L65190GJ1994PLC021012 ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

For investor queries please call Anindya Banerjee / Sonal Bagaria at 91-22-2653 7131 / 91-22-4008 6124 or email at ir@icicibank.com.

1 crore = 10 million

US$ amounts represent convenience translations at US$1= Rs. 69.16

Mumbai	For ICICI Bank Limited
August 1, 2019

/s/ Rakesh Jha
Rakesh Jha
Group Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 1, 2019	By:	/s/ Vivek Ranjan
Name :	Vivek Ranjan
Title :	Chief Manager